

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2008

Mr. Vernon A. Raile
Executive Vice President, Treasurer and Chief Financial Officer
MDU Resources Group Inc.
1200 West Century Avenue, P.O. Box 5650
Bismarck, North Dakota 58506-5650

> **Re:** **MDU Resources Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 20, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 6, 2008**
> **File No. 1-3480**

Dear Mr. Raile:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Please provide pagination in all future filings.

2.   We note your discussions of "recoverable aggregate reserves" and your quantification of "recoverable lignite coal." Please limit your discussions in future filings to proven and probable reserves, as the use of other terminology is not contemplated by Industry Guide 7.

Natural Gas and Oil Production

Reserve Information, page 20

3.   We note you have presented the non-GAAP measure "PV-10 value" with regard to your proved reserves. Provide a reconciliation of this measure to the standardized measure of future net discounted cash flows, the most directly comparable measure under Generally Accepted Accounting Principles, along with the other disclosures as required by Regulation S-K, Item 10(e).

Consolidated Financial Statements

Consolidated Statement of Income, page 59

4.   Separately state your selling, general and administrative expenses as required by Regulation S-X, Rule 5-03(b)(4).

5.   Revise your presentation to clarify expense lines that exclude depreciation, depletion and amortization expense. Refer to the requirements of SAB Topic 11:B.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Property, Plant and Equipment, page 65

6.   We note the values and wide range of useful lives for the property, plant and equipment of your various business segments. Provide a more meaningful breakdown of the descriptions, dollar amounts and the range of useful lives attributed to the various classes of property, plant and equipment that you own.

Derivative instruments, page 67

7.   Your disclosure states your policy is that natural gas and oil derivative instruments not exceed a period of 24 months. You further disclose your policy requires settlement of such instruments monthly. Tell us what you mean by these

two disclosures and how this impacts the amounts recorded in your financial statements. We may have further comment.

8.   Disclose in general terms the method or methods you use to determine the fair value of your derivative instruments as a significant accounting policy, or tell us why such disclosure is not required.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation, page 11

9.   Provide a statement regarding whether all adjustments are of a normal recurring nature, or describe in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Regulation S-X, Rule 10-01(b)(8).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief